As filed with the Securities and Exchange Commission on __________, 2018

No. 333-225051

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Charah Solutions, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4953	82-4228671
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12601 Plantside Dr.
Louisville, KY 40299
(502) 245-1353
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Charles Price
President and Chief Executive Officer
12601 Plantside Dr.
Louisville, KY 40299
(502) 245-1353
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Julian J. Seiguer Michael W. Rigdon Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600	Richard D. Truesdell, Jr. Shane Tintle Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Regustered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	8,455,882	$18.00	$152,205,876	$18,949.63

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 1,102,941 shares of common stock issuable upon exercise of the underwriters' option to purchase additional shares of common stock.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) The Registrant previously paid $12,450 of the total registration fee in connection with a previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, dated ________, 2018

7,352,941 Shares



Charah Solutions, Inc.

COMMON STOCK

Charah Solutions, Inc. is offering 5,294,117 shares of our common stock and the selling stockholders are offering 2,058,824 shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $16.00 and $18.00 per share.

We have been approved, subject to official notice of issuance, to list the common stock on the New York Stock Exchange under the symbol "CHRA."

We are an "emerging growth company" as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 16.

PRICE $ A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company(1)	Proceeds to Selling Stockholders
Per share	$	$	$	$
Total	$	$	$	$

(1) We have agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting" for additional information regarding the underwriters' compensation.

The selling stockholders have granted the underwriters the right to purchase up to an additional 1,102,941 shares of common stock to cover over-allotments at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about , 2018.

Joint Book-Running Managers

MORGAN STANLEY ***BofA MERRILL LYNCH***

STIFEL

Co-Managers

MACQUARIE CAPITAL ***FIRST ANALYSIS SECURITIES CORP.*** ***HOULIHAN LOKEY***

, 2018.

TABLE OF CONTENTS

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the common stock. Our business, liquidity position, financial condition, prospects or results of operations may have changed since the date of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

Dealer Prospectus Delivery Obligation

Until   , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

COMMONLY USED DEFINED TERMS

- "Allied Management Holdings" refers to Allied Management Holdings, LLC, a Delaware limited liability company, through which certain of our officers and employees prior to our corporate reorganization own equity interests in Allied Power Holdings.

- "Allied Power Holdings" refers to Allied Power Holdings, LLC, a Delaware limited liability company, an entity indirectly owned by BCP and the Management Members.

- "BCP" refers, collectively, to (i) affiliates (including Charah Holdings and the BCP Energy Services Funds) of and (ii) investment funds affiliated with or managed by, in each case, Bernhard Capital Partners Management, LP.

- "BCP Energy Services Funds" refers to BCP Energy Services Fund, LP, a Delaware limited partnership owned by BCP and certain related affiliates and BCP Energy Services Fund-A, LP, a Delaware limited partnership owned by BCP and certain related affiliates.

- "CCR" means coal combustion residuals, a byproduct of coal-fired power production, also commonly referred to as coal ash.

- "CEP Holdings" means CEP Holdings, Inc., a Delaware corporation owned by Charles Price and certain affiliates.

- "Charah Holdings" refers to Charah Holdings LP, a Delaware limited partnership owned by BCP and certain related affiliates.

- "Charah Management" refers to Charah Management LLC, a Delaware limited liability company, an entity indirectly owned by BCP and the Management Members.

- "Charah Management Holdings" refers to Charah Management Holdings LLC, a Delaware limited liability company, through which certain of our officers and employees prior to our corporate reorganization own equity interests in Charah Management.

- "Company," "we," "us" or "our" relate, prior to the corporate reorganization described in this prospectus (unless otherwise disclosed), to Charah, LLC and Allied Power Management, LLC, on a combined basis and together with their consolidated subsidiaries (as combined, our "Predecessors," and each, a "Predecessor Company") and following the corporate reorganization described in this prospectus, to Charah Solutions, Inc. ("Charah Solutions") and its consolidated subsidiaries.

- "Credit Facility" means the ABL Credit Facility, dated October 25, 2017, by and among Charah, LLC, Allied Power Management, LLC and Allied Power Services, LLC, as borrowers, Charah Sole Member LLC and Allied Power Sole Member, LLC, as guarantors, the lenders party thereto from time to time, and Regions Bank, as administrative agent, collateral agent, swingline lender and letter of credit issuer.

- "Existing Owners" refers, collectively, to BCP, CEP Holdings and the Management Members.

- "Management Members" refers, collectively, to our current officers and employees, other than Charles E. Price whose equity ownership is held through CEP Holdings, who own equity interests in Charah Management and Allied Power Holdings, including through Charah Management Holdings and Allied Management Holdings.

- "Term Loan" means the Term Loan Credit Facility, dated October 25, 2017, by and among Charah, LLC and Allied Power Management, LLC, as borrowers, Charah Sole Member LLC and Allied Power Sole Member, LLC, as guarantors, the lenders party thereto from time to time, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the headings "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined financial statements and the related notes thereto appearing elsewhere in this prospectus.

Except as otherwise indicated, (i) references to "selling stockholders" refer to those persons identified as selling stockholders in "Principal and Selling Stockholders", (ii) all information contained in this prospectus assumes or reflects no exercise of the underwriters' option to purchase additional shares of common stock and (a) excludes shares of common stock reserved for issuance under our omnibus incentive plan and (b) excludes 223,994 shares of restricted stock that will be granted to certain of our employees (based on the midpoint of the price range set forth on the cover page of this prospectus) under our omnibus incentive plan in connection with the closing of this offering and (iii) the number of shares held by the Existing Owners prior to this offering and the total number of shares of common stock outstanding after the completion of this offering assumes that the Management Members receive 1,441,189 shares of common stock (based on the midpoint of the price range set forth on the cover page of this prospectus) with respect to the Management Reorganization Consideration (as defined below).

Company Overview

We are a leading provider of mission-critical environmental and maintenance services to the power generation industry. We provide on-site, essential services that enable our clients to continue operations and provide necessary electric power to communities nationwide. In 2017, we performed work at 51 coal-fired and nuclear power generation sites nationwide. We are the only service provider offering a suite of coal ash management and recycling, environmental remediation and outage maintenance services. We also design and implement solutions for complex environmental projects (such as ash pond closures) and facilitate coal ash recycling through byproduct sales and other beneficial use services. We believe we are a partner-of-choice for the power generation industry due to our industry-leading quality, safety and compliance record, all of which are key criteria for our customers.

Since our founding, we have continuously anticipated our customers' evolving environmental needs, increasing the number of services we provide and our embedded presence at their power generation facilities. Compared to service providers with more limited scope, our multi-service platform allows customers to gain efficiencies from sourcing multiple required offerings from a single, trusted partner.

We provide our services through two segments:

Environmental Solutions. Our Environmental Solutions segment includes Remediation and Compliance Services, as well as Byproduct Sales. Remediation and Compliance Services is associated with our customers' need for multiyear environmental improvement and sustainability initiatives, whether driven by proactive engagement by power generation customers, by regulatory requirements or by consumer expectations and standards. Byproduct Sales supports both our power generation customers' desire to profitably recycle recurring volumes of coal combustion residuals ("CCRs") and our ultimate end customers' need for high-quality, cost-effective raw material substitutes.

Maintenance and Technical Services. Our Maintenance and Technical Services segment includes Fossil Services and Nuclear Services. Fossil Services is the recurring and mission-critical management of coal ash for coal-fired power generation facilities. Nuclear Services, which we market under the Allied Power brand name, includes routine maintenance, outage services, facility maintenance and staffing solutions for nuclear power generation facilities.

Invest in Innovative Technologies, Processes, and Solutions.

We believe investments in new technology and processes present opportunities to provide higher-margin offerings, improve the environment, and enhance relevance to our customers. For example, our recently announced acquisition of SCB International Materials, Inc. ("SCB") provided two new technologies for incremental beneficiation of coal ash and other industrial byproducts. We hope that these innovative technologies will allow us to optimize our traditional fly ash sales & distribution, enter new markets for our products, and provide cleaner, environmentally friendly solutions to our customers. We intend to continue to invest in additional technologies and other process that expand our portfolio of solutions and further establish us as an innovator in our industry.

Enhance Our Platform via Disciplined Acquisitions.

We believe we can continue a focused acquisition strategy to add adjacent capabilities and services and enhance stockholder value. We intend to focus on environmental and industrial services, processes and technologies that support our existing capabilities and customer needs. We believe our national scale and market leadership make us a natural consolidator, particularly in our highly fragmented industry.

Our Equity Sponsor

BCP is a private equity firm investing in middle market services businesses across North American energy, industrial and infrastructure complexes with approximately $1.5 billion of assets under management. BCP seeks opportunities to apply its operations-based knowledge and relationships to positively influence the trajectory of its investments. Specifically, BCP leverages its network of world-class managers, expands services businesses across additional verticals to diversify and accelerate growth, and provides flexible buildup and growth capital.

In January 2017, BCP paid $104.1 million in exchange for a 76% equity interest in Charah, LLC. Following the completion of this offering, BCP and its affiliates will hold approximately 52.6% of our common stock.

Corporate Reorganization

Charah Solutions was formed as a Delaware corporation in January 2018. Following this offering and the corporate reorganization described below, we will be a holding company and our only material assets will consist of membership interests in Charah Management and Allied Power Holdings. Through our ownership of Charah Management and Allied Power Holdings, we will own the outstanding equity interests in Charah, LLC and Allied Power Management, LLC, the subsidiaries through which we will operate our businesses.

Pursuant to the terms of certain reorganization transactions that will be completed immediately prior to the closing of this offering, (a) (i) CEP Holdings will contribute all of its interests in Charah Management and Allied Power Holdings to us in exchange for 4,986,113 shares of common stock, (ii) Charah Holdings will contribute all of its interests in Charah Management and Allied Power Holdings to us in exchange for 18,962,363 shares of common stock, (iii) Charah Management Holdings will contribute all of its interests in Charah Management and Allied Power Holdings to us in exchange for 982,087 shares of common stock and (iv) Allied Management Holdings will contribute all of its interests in Charah Management and Allied Power Holdings to us in exchange for 442,885 shares of common stock, (b) each of Charah Management Holdings and Allied Management Holdings will distribute the shares of common stock received by them pursuant to clause (a) to their respective members in accordance with the respective terms of their limited liability company agreements and (c) Charah Holdings will distribute a portion of the shares of common stock it received in clause (a) above to certain direct and indirect blocker entities which will ultimately merge into us, with us surviving, and the BCP Energy Services Funds will receive 8,972,990 shares of our common stock as consideration in the mergers.

In addition, in exchange for the contribution of their profits interests in Charah Management Holdings and Allied Management Holdings to us we will issue to the Management Members 1,441,189 shares of common stock (based on the midpoint of the price range set forth on the cover page of this prospectus) at the closing of this offering, of which 1,080,889 will be subject to time based vesting conditions, as well as performance vesting conditions that include metrics based off specified EBITDA targets and achievement of certain safety metrics (the "Management Reorganization Consideration"). The number of shares of common stock to be received by the Management Members with respect to the Management Reorganization Consideration will be calculated using an implied valuation of the Management Members historical profits interests based on the initial public offering price of the common stock offered hereby. See "Corporate Reorganization—Existing Owners' Ownership."

After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters' option to purchase additional shares is not exercised:

- the Existing Owners will, collectively, own 24,775,813 shares of common stock, representing 77.1% of our capital stock (of which, (i) BCP will, directly or indirectly, own approximately 52.6% of the total issued and outstanding common stock, (ii) CEP Holdings will own approximately 15.5% of the total issued and outstanding common stock, and (iii) the Management Members, collectively, will own approximately 8.9% of the total issued and outstanding common stock, including the shares of common stock received with respect to the Management Reorganization Consideration.

If the underwriters' option to purchase additional shares is exercised in full:

- the Existing Owners will, collectively, own 23,668,786 shares of the common stock, representing 73.7% of our common stock (of which, (i) BCP will own, directly or indirectly, approximately 49.2% of the total issued and outstanding common stock, (ii) CEP Holdings will own approximately 15.5% of the total issued and outstanding common stock, and (iii) the Management Members, collectively, will own approximately 8.9% of the total issued and outstanding common stock, including the shares of common stock received with respect to the Management Reorganization Consideration.

The number of shares to be received by our Existing Owners, and the ownership percentages above, assume an initial public offering price of $17.00 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of shares of common stock to be received by the Management Members with respect to the Management Reorganization Consideration and the total number of shares of common stock that are outstanding after completion of this offering. See "Corporate Reorganization—Existing Owners' Ownership."

The following diagrams indicate our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):

Simplified Ownership Structure After Giving Effect to this Offering[1]



(1) See "Corporate Reorganization—Existing Owners' Ownership."
(2) CEP Holdings, Inc. is owned by Charles Price and certain affiliated entities.
(3) BCP's ownership is held through Charah Holdings and the BCP Energy Services Funds.
(4) Includes (i) our operating subsidiaries, Ash Management Services, LLC and Green Meadow, LLC, (ii) our 50% interest in our equity method investment and (iii) our 67% interest in Ash Venture LLC.
(5) Includes our operating subsidiaries, Allied Power Services, LLC, Allied Plant Services, LLC and Allied Power Resources, LLC.

The Offering

Common stock offered by us .... 5,294,117 shares.

Common stock offered by the selling stockholders .... 2,058,824 shares (3,161,765 shares if the underwriters' option to purchase additional shares is exercised in full).

Total common stock offered .... 7,352,941 shares (8,455,882 shares if the underwriters' option to purchase additional shares is exercised in full).

Common stock to be outstanding immediately after completion of this offering .... 32,108,754 shares.

Common stock owned by the selling stockholders immediately after completion of this offering ...... 16,903,539 shares (15,800,598 shares if the underwriters' option to purchase additional shares is exercised in full).

Option to purchase additional shares .... The selling stockholders have granted the underwriters a 30-day option to purchase an aggregate of 1,102,941 additional shares of our common stock to the extent the underwriters sell more than 7,352,941 shares of common stock in this offering.

Use of proceeds .... We expect to receive approximately $76.0 million of net proceeds from the sale of common stock, after deducting underwriting discounts and estimated offering expenses payable by us (assuming the midpoint of the price range set forth on the cover page of this prospectus).

We intend to use approximately $45.3 million of the net proceeds to repay borrowings outstanding under the Term Loan and the remaining net proceeds for general corporate purposes. We have not yet made final decisions with respect to our use of the remaining proceeds for general corporate purposes, though we may use such proceeds to fund our 2018 capital program, identify and develop new services offerings or pursue acquisitions. We cannot currently allocate specific percentages of the net proceeds that we may use for such purposes. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes. See "Use of Proceeds."

We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy	The declaration and payment of any future dividends to our stockholders will be at the sole discretion of our board of directors. We do not intend to pay cash dividends in the foreseeable future. See "Dividend Policy."
Registration Rights Agreement	In connection with the closing of this offering we will enter into a Registration Rights Agreement with certain of the Existing Owners. See "Certain Relationships and Related Party Transactions— Registration Rights Agreement."
Directed Share Program	The underwriters have reserved up to 5% of the shares of common stock being offered by this prospectus (excluding the shares of common stock that may be issued upon the underwriters' exercise of their option to purchase additional common stock) for sale to our directors, officers, employees, business associates and related persons of the Company. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See "Underwriting—Directed Share Program."
Listing symbol	We have been approved, subject to official notice of issuance, to list our common stock on the NYSE under the symbol "CHRA."
Risk factors	You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.

The number of shares of common stock to be outstanding immediately after completion of this offering reflects the issuance of 1,441,189 shares of common stock to be issued to the Management Members with respect to the Management Reorganization Consideration (which number of shares is based on the midpoint of the price range set forth on the cover page of this prospectus). See "Corporate Reorganization—Existing Owners' Ownership." A $1.00 increase (decrease) in the assumed initial public offering price would result in an increase (decrease) in the number of shares of common stock to be received by the Management Members with respect to the Management Reorganization Consideration of 16,996 (19,122) shares of common stock and a corresponding increase (decrease) in the total number of shares of common stock outstanding at the consummation of this offering.

Additionally, the information above does not give effect to the grant of an aggregate of 223,994 shares of restricted common stock (based on the midpoint of the price range set forth on the cover page of this prospectus) that our board of directors has agreed to make to certain of our employees in connection with the completion of this offering.

Summary Historical Combined Financial Data

Charah Solutions was formed in January 2018 and does not have historical financial results. The following table shows summary historical combined financial information of our Predecessor for the periods and as of the dates indicated. The summary historical combined financial information at December 31, 2017 and 2016, and for the years then ended, was derived from the historical audited combined financial statements of our Predecessor included elsewhere in this prospectus. The summary historical financial information at March 31, 2018 and for the three months ended March 31, 2018 and 2017 was derived from the unaudited condensed combined interim financial statements included elsewhere in this prospectus. The successor columns below represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through December 31, 2017 and January 1, 2018 through March 31, 2018, and the predecessor columns below represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement. The following table should be read together with "Use of Proceeds," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and the financial statements and related notes included elsewhere in this prospectus.

	Successor[1]		Predecessor[2]	Successor[1]	Predecessor[2]	
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1, 2017 through January 12, 2017	Period from January 13, 2017 through December 31, 2017	Period from January 1, 2017 through January 12, 2017	Year Ended December 31, 2016
	(in thousands, except per share data)					
Statement of Income:						
Revenue:						
Environmental Solutions	$ 47,785	$47,856	$7,451	$ 232,581	$ 7,451	$218,051
Maintenance and Technical Services	107,744	11,109	1,679	188,658	1,679	47,017
Total revenue	155,529	58,965	9,130	421,239	9,130	265,068
Cost of sales	136,430	43,235	7,301	338,908	7,301	203,228
Gross profit:						
Environmental Solutions	12,469	13,036	1,412	64,433	1,412	51,282
Maintenance and Technical Services	6,630	2,694	417	17,898	417	10,558
Total gross profit	19,099	15,730	1,829	82,331	1,829	61,840
General and administrative expenses	14,382	6,516	3,170	48,495	3,170	35,170
Operating income (loss)	4,717	9,214	(1,341)	33,836	(1,341)	26,670
Interest expense	(4,131)	(1,055)	(4,181)	(14,146)	(4,181)	(6,244)
Income from equity method investment	587	206	48	816	48	2,703
Net income (loss)	1,173	8,365	(5,474)	20,506	(5,474)	23,129
Less income attributable to non-controlling interest[3]	(367)	(270)	(54)	(2,190)	(54)	(2,198)
Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	$ 806	$ 8,095	$(5,528)	$ 18,316	$ (5,528)	$ 20,931
Pro Forma Per Share Data[4]:						
Pro forma provision for income taxes	$ 202			$ 6,960	(2,101)	
Pro forma net income after income taxes	$ 604			$ 11,356	(3,427)	
Basic and diluted	$ 0.02			$ 0.35	(0.11)	
Pro forma weighted average shares outstanding						
Basic and diluted	32,108,754			32,108,754	32,108,754	

12

trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us, the selling stockholders and representatives of the underwriters, based on numerous factors that we discuss in "Underwriting," and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

- quarterly variations in our financial and operating results;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- changes in revenues or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our common stock;

- sales of our common stock by us or other stockholders, or the perception that such sales may occur;

- equity capital markets transactions by competitors, including by way of initial public offerings;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- changes in, or investors' perception of, the industries in which we operate;

- litigation involving us, our industry, or both;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described under this "Risk Factors" section.

Certain of our Existing Owners will collectively hold a substantial majority of our common stock.

Holders of our common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), the Existing Owners will own approximately 77.1% of our common stock.

Although the Existing Owners are entitled to act separately in their own respective interests with respect to their stock in us, the Existing Owners will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

restated bylaws to be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding shares of stock entitled to vote thereon;

- after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (prior to such time, a special meeting may also be called at the request of stockholders holding a majority of the outstanding shares entitled to vote);

- after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our common stock, requiring the affirmative vote of the holders of at least 75% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for "cause";

- dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

- prohibiting cumulative voting in the election of directors;

- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or stockholders to us or our stockholders, (iii) any action asserting a claim against us or any director, officer, employee or agents of ours arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $18.70 per share.

Based on an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $18.70 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31,

2018 after giving effect to this offering would be negative $1.70 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares and the subsequent dividend recapitalization. See "Dilution."

We do not intend to pay cash dividends on our common stock, and our Credit Facility and Term Loan place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare cash dividends on shares of our common stock in the foreseeable future. Additionally, our Credit Facility and Term Loan place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may issue additional shares of common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have 32,108,754 outstanding shares of common stock. This number includes 7,352,941 shares of common stock that we and the selling stockholders are selling in this offering, but does not include the 1,102,941 shares of common stock that the selling stockholders may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, BCP and its respective affiliates will own 16,903,539 shares of common stock representing approximately 52.6% (or 49.2% if the underwriters' option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in "Underwriting," but may be sold into the market in the future. We expect that certain of the Existing Owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 3,210,875 shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, all of our directors and executive officers, and the selling stockholders have entered or will enter into lock-up agreements with respect to their common stock, pursuant to which they will be subject to certain resale restrictions with respect to the sale or other disposition of our common stock for a period of 180 days following

USE OF PROCEEDS

We expect to receive approximately $76.0 million of net proceeds from the sale of our common stock in this offering, after deducting underwriting discounts and estimated offering expenses payable by us (assuming the midpoint of the price range set forth on the cover page of this prospectus). We intend to use approximately $45.3 million of the net proceeds to repay borrowings outstanding under the Term Loan and any remaining net proceeds for general corporate purposes. We have not yet made final decisions with respect to our use of the remaining proceeds for general corporate purposes, though we may use such proceeds to fund our 2018 capital program, identify and develop new services offerings or pursue acquisitions. We cannot currently allocate specific percentages of the net proceeds that we may use for such purposes. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our Term Loan matures on October 25, 2024. As of March 31, 2018, $245.3 million was outstanding under the Term Loan, which bears interest, at our option, at 1-month, 2-month or 3-month LIBOR or any combination thereof, plus 6.25% (8.2% as of March 31, 2018). Approximately $130.0 million and $120.0 million of the outstanding borrowings under the Term Loan were incurred to repay indebtedness and to make cash distributions to our Existing Owners, respectively.

A $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share would cause the net proceeds from this offering received by us, after deducting the underwriting discounts and commissions and estimated offering expenses, to increase or decrease, respectively, by approximately $4.9 million, assuming the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds to repay borrowings under our Term Loan, if any borrowings remain outstanding, and the remaining net proceeds, if any, for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, we would first reduce by a corresponding amount the net proceeds to be used for general corporate purposes, and then, if necessary, the net proceeds directed to repayment of amounts outstanding under the Term Loan.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2018:

- on an actual basis; and

- as adjusted to give effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our common stock in this offering at the initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and (iii) the application of net proceeds from this offering as set forth under "Use of Proceeds."

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes appearing elsewhere in this prospectus. The information presented below assumes no exercise of the underwriters' option to purchase additional shares. The table does not reflect shares of common stock reserved for issuance under our omnibus incentive plan, which we plan to adopt in connection with this offering.

	As of March 31, 2018	
	Actual	**As Adjusted**[1]
	(in thousands, except number of shares and par value)	
Cash and cash equivalents	$ 9,283	$ 39,965
Long-term debt, including current portion:		
Credit Facility	$ —	$ —
Term Loan	$245,315	$200,015
Equipment Financing Facilities	$ 20,823	$ 20,823
Total debt	$266,138	$220,838
Members'/Stockholders' equity:		
Members' equity	$ 29,515	$ —
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding (actual), 50,000,000 shares authorized, no shares issued and outstanding (as adjusted)	—	—
Common stock, $0.01 par value; no shares authorized, issued or outstanding (actual); 200,000,000 shares authorized, 32,108,754 shares issued and outstanding (as adjusted)	—	321
Additional paid-in capital	—	105,497
Retained earnings	19,122	19,122
Non-controlling interest	582	582
Total members'/stockholders' equity	$ 49,219	$125,523
Total capitalization	$315,357	$346,361

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of additional paid-in capital, total members'/stockholders' equity and total capitalization by approximately $4,923,529 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents by approximately $15.8 (15.8) million and increase (decrease) additional paid-in capital, total members'/stockholders' equity and total capitalization each by approximately $15.8 (15.8) million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of March 31, 2018, after giving pro forma effect to the transactions described under "Corporate Reorganization," was approximately negative $130.6 million, or negative $4.87 per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization.

After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of March 31, 2018 would have been approximately negative $54.6 million, or negative $1.70 per share. This represents an immediate increase in the net tangible book value of $3.17 per share to the Existing Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $18.70 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Initial public offering price per share of common stock		$17.00
Pro forma net tangible book value per share of common stock as of March 31, 2018 (after giving effect to our corporate reorganization)	$(4.87)	
Increase per share of common stock attributable to new investors in this offering	3.17	
As adjusted pro forma net tangible book value per share of common stock after giving further effect to this offering		(1.70)
Dilution in pro forma net tangible book value per share of common stock to new investors in this offering(1)		$18.70

(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $0.18 or $(0.18), respectively.

The following table summarizes, on an adjusted pro forma basis as of March 31, 2018, the total number of shares of common stock owned by the Existing Owners and to be owned by new investors, the total consideration paid and the average price per share paid by the Existing Owners and to be paid by new investors in this offering at $17.00, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
			(in thousands)		
Existing Owners(1)	26,814,637	84 %	$148,957,363	62%	$ 5.56
New investors in this offering(2)	5,294,117	16 %	$ 89,999,989	38%	$17.00
Total	32,108,754	100 %	$238,957,352	100 %	$ 7.44

(1) The number of shares disclosed for the Existing Owners includes 2,058,824 shares as selling stockholders in this offering.

(2) The number of shares disclosed for the new investors does not include the 2,058,824 shares being purchased by the new investors from the Existing Owners in this offering.

The data in the table excludes (a) 3,210,875 shares of common stock initially reserved for issuance under our omnibus incentive plan, and (b) excludes 223,994 shares of restricted stock that will be granted to certain of our employees (based on the mid-point of the price range set forth on the cover page of this prospectus) under our omnibus incentive plan in connection with the closing of this offering.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 8,455,882, or approximately 26.3% of the total number of shares of common stock.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

Charah Solutions was formed in January 2018 and does not have historical financial results. The following table shows selected historical combined financial information of our Predecessor for the periods and as of the dates indicated. The selected historical combined financial information at December 31, 2017 and 2016, and for the years then ended, was derived from the historical audited combined financial statements of our Predecessor included elsewhere in this prospectus. The summary historical financial information at March 31, 2018 and for the three months ended March 31, 2018 and 2017 was derived from the unaudited condensed combined interim financial statements included elsewhere in this prospectus. The successor columns below represent the combined financial information of Charah, LLC and Allied Power Management, LLC for the period from January 13, 2017 through December 31, 2017 and January 13, 2018 through March 31, 2017, as well as the three months ended March 31, 2018, and the predecessor columns below represent the financial information of Charah, LLC for the year ended December 31, 2016 and the period from January 1, 2017 through January 12, 2017. The predecessor and successor columns together represent our accounting Predecessor for purposes of this registration statement. The following table should be read together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and the financial statements and related notes thereto included elsewhere in this prospectus.

	Successor[1]	Successor[1]	Predecessor[2]	Successor[1]	Predecessor[2]	Predecessor[2]
	Three Months Ended March 31, 2018	Period from January 13, 2017 through March 31, 2017	Period from January 1, 2017 through January 12, 2017	Period From January 13, 2017 through December 31, 2017	Period From January 1, 2017 through January 12, 2017	Year Ended December 31, 2016
	(in thousands, except per share data)					
Statement of Income:						
Revenue:						
Environmental Solutions	$ 47,785	$47,856	$ 7,451	$ 232,581	$ 7,451	$218,051
Maintenance and Technical Services	107,744	11,109	1,679	188,658	1,679	47,017
Total revenue	155,529	58,965	9,130	421,239	9,130	265,068
Cost of sales	136,430	43,235	7,301	338,908	7,301	203,228
Gross profit:						
Environmental Solutions	12,469	13,036	1,412	64,433	1,412	51,282
Maintenance and Technical Services	6,630	2,694	417	17,898	417	10,558
Total gross profit	19,099	15,730	1,829	82,331	1,829	61,840
General and administrative expenses	14,382	6,516	3,170	48,495	3,170	35,170
Operating income (loss)	4,717	9,214	(1,341)	33,836	(1,341)	26,670
Interest expense	(4,131)	(1,055)	(4,181)	(14,146)	(4,181)	(6,244)
Income from equity method investment	587	206	48	816	48	2,703
Net income (loss)	1,173	8,365	(5,474)	20,506	(5,474)	23,129
Less income attributable to non-controlling interest[3]	(367)	(270)	(54)	(2,190)	(54)	(2,198)
Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	$ 806	$ 8,095	$(5,528)	$ 18,316	$ (5,528)	$ 20,931
Pro Forma Per Share Data:[4]						
Pro forma provision for income taxes	$ 202			$ 6,960	(2,101)	
Pro forma net income after income taxes	$ 604			$ 11,356	(3,427)	
Basic and diluted	$ 0.02			$ 0.35	(0.11)	
Pro forma weighted average shares outstanding						
Basic and diluted	32,108,754			32,108,754	32,108,754	

three months ended March 31, 2018 and 2017 and for the year ended and as of December 31, 2017 is that of Charah, LLC and Allied Power Management, LLC on a combined basis. Allied Power Management was formed in May 2017 and did not commence operations until July 2017. Our historical financial and operating information as of and for the year ended December 31, 2017 may not be comparable to the historical financial and operating information as of and for the year ended December 31, 2016. The historical combined financial information of our Predecessor is not indicative of the results that may be expected in any future periods. For more information, please see the historical combined financial statements and related notes thereto included elsewhere in this prospectus.

Factors Impacting the Comparability of Results of Operations

Public Company Costs

We expect to incur incremental, non-recurring costs related to our transition to a publicly traded and taxable corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control implementation and testing. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with the employment of additional personnel, compliance under the Exchange Act, annual and quarterly reports to common stockholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation.

Corporate Reorganization

We were incorporated to serve as the issuer in this offering and have no previous operations, assets or liabilities. Charah Management and Allied Power Holdings will be contributed to us in connection with this offering as described under "Corporate Reorganization" and will thereby become our subsidiaries. As we integrate our operations and further implement controls, processes and infrastructure, it is likely that we will incur incremental selling, general and administrative expenses relative to historical periods. The corporate reorganization represents a reorganization of entities under common control, and as a result will not result in a change in accounting basis of our net assets.

Income Taxes

Charah Solutions, Inc. is a Subchapter C corporation under the Internal Revenue Code of 1986, as amended (the "Code"), and, as a result, will be subject to U.S. federal, state and local income taxes. Although the Predecessor Companies are subject to franchise tax at the state level (at less than 1% of modified pre-tax earnings), they have historically passed through their taxable income to their owners for U.S. federal and other state and local income tax purposes and thus were not subject to U.S. federal income taxes or other state or local income taxes. Accordingly, the financial data attributable to our Predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality other than franchise taxes. We estimate that Charah Solutions, Inc. would have been subject to U.S. federal, state and local taxes at a blended statutory rate of 38% of pre-tax earnings and would have incurred pro forma income tax expense of approximately $4.9 million for the year ended December 31, 2017. The historical tax rate used in connection with the pro forma income tax expense calculation for the year ended December 31, 2017 does not reflect the impact of recently enacted U.S. tax reform legislation, known as the "Tax Cuts and Jobs Act," which reduces the federal corporate income tax rate from 35% to 21%, which generally became effective on January 1, 2018. We estimate that Charah Solutions, Inc. will be subject to U.S. federal, state and local taxes at a blended statutory rate of 25% of pre-tax earnings and would have incurred pro forma tax expense for the three months ended March 31, 2018 of $0.2 million. The historical tax rate used in connection with the pro forma income tax expense calculation for the three months ended March 31, 2018 reflects the impact of U.S. tax reform.

As described in "Use of Proceeds," we intend to use approximately $45.3 million of the net proceeds to repay borrowings outstanding under the Term Loan and the remaining net proceeds for general corporate purposes. We have not yet made final decisions with respect to our use of the remaining proceeds for general corporate purposes, though we may use such proceeds to fund our 2018 capital program, identify and develop new services offerings or pursue acquisitions. We cannot currently allocate specific percentages of the net proceeds that we may use for such purposes. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes. Please see "Use of Proceeds." We believe that, following completion of this offering, our cash on hand, operating cash flow and available borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months.

Historically, our primary sources of liquidity have been cash flows from operations, borrowings under our credit facilities and equity provided by investors, including our management team and BCP. To date, our primary use of capital has been the funding of capital expenditures for the replacement and addition of equipment to continue ongoing operations and grow. As of March 31, 2018, we had approximately $9.3 million in cash.

Capital Requirements and Sources of Liquidity

Our 2018 capital budget is approximately $35 million, consisting primarily of equipment costs associated with performance and completion of our contracts, including replacement of dated and obsolete equipment. However, the amount and timing of these 2018 capital expenditures is largely discretionary and within our control. We could choose to defer or increase a portion of these planned 2018 capital expenditures depending on a variety of factors, including, but not limited to, additional contracts awarded above and beyond our projections, and/or the increase or decrease in the useful life of our equipment. As we pursue growth, we monitor which capital resources, including equity and debt financings, are available to us to meet our future financial obligations, planned capital expenditure activities and liquidity requirements. Based upon the current industry outlook, following the closing of this offering and the consummation of the transactions described under "Corporate Reorganization," we believe that our cash flow from operations, proceeds of this offering and borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months. However, future cash flows are subject to a number of variables, including the ability to maintain existing contracts, obtain new contracts and manage our operating expenses. The failure to achieve anticipated revenue and cash flows from operations could result in a reduction in future capital spending. We cannot assure you that operations and other needed capital will be available on acceptable terms or at all. In the event we make additional acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures or seek additional capital. We cannot assure you that needed capital will be available on acceptable terms or at all.

Fellow. He is a licensed CPA (inactive) and holds a B.S. in Accounting from Seton Hall University and an M.B.A. from Columbia University. Because of his extensive background in the industry and with publicly traded companies, we believe Mr. Ferraioli is well qualified to serve on our board of directors.

Robert Flexon—Director Nominee. Robert Flexon has been nominated to serve on our board of directors. Mr. Flexon recently served as the President and Chief Executive Officer of Dynegy Inc. beginning June 2011, and will continue to do so in an official capacity until June 2018. Prior to joining Dynegy, Mr. Flexon served as President and Chief Executive Officer of Foster Wheeler USA Corporation, from November 2009 to May 2010. Mr. Flexon served as Chief Financial Officer of NRG Energy, Inc. from March to November 2009 and March 2004 to March 2008 as well as its Chief Operating Officer from March 2008 to March 2009. Prior to joining NRG, Mr. Flexon served as a Vice President in various capacities at Hercules Inc., which he joined in 2000. Previously, Mr. Flexon served with Atlantic Richfield Company for more than 10 years, including as General Auditor from 1998 to 2000, Franchise Manager of ARCO Products from 1996 to 1998 and Controller of ARCO Products from 1995 to 1996. He began his career with the former Coopers & Lybrand public accounting firm in 1980. He has been an Independent Director and Chairman of the Audit Committee for Westmoreland Coal Company since May 2016, a Director of Dynegy Inc. since June 2011 and a Director of Capstone Turbine Corporation since April 2018. Mr. Flexon previously served as a Director at Foster Wheeler AG from May 2006 to November 2009 and again from May 2010 until October 2010. Mr. Flexon is a Certified Public Accountant and holds a Bachelor of Science Degree in Accounting from Villanova University. Because of his broad knowledge of the power generation industry, we believe Mr. Flexon is well qualified to serve on our board of directors.

Stephen Tritch—Director Nominee. Stephen Tritch has been nominated to serve on our board of directors. Mr. Tritch previously served as the Chairman of Westinghouse Electric Company, LLC from March 2008 to July 2010. He also served as Chief Executive Officer of Westinghouse from July 2002 to June 2008 and served as its President from July 2002 to June 2008. Mr. Tritch's previous management experience at Westinghouse included serving as Senior Vice President of Nuclear Fuel and Senior Vice President of Nuclear Services. He began his Westinghouse career in 1971 as a Product Engineer in the Power Circuit Break Division. Mr. Tritch has served as a director of PaR Systems, Inc. since November 2010 and has been an independent director of Koppers Holdings Inc. since May 2009. He also served as a director of The Shaw Group Inc. from April 2009 to February 2013. Mr. Tritch currently sits on the Board of Trustees of the University of Pittsburgh. He holds a B.S. in Mechanical Engineering and an M.B.A. from the University of Pittsburgh. Because of his broad knowledge of the nuclear services and power industries, we believe Mr. Tritch is well qualified to serve on our board of directors.

Composition of Our Board of Directors

Our board of directors currently consists of three members. Prior to the date that our common stock is first traded on the NYSE, we expect to have an eight member board of directors.

In connection with this offering, we will enter into a stockholders' agreement with certain of the Existing Owners. Among other things, the stockholders' agreement provides BCP with the right to nominate a certain number of directors in proportion to its ownership of our outstanding common stock, so long as BCP owns at least 5% of such outstanding shares, and provides CEP Holdings with the right to nominate Charles Price as a director, so long as CEP Holdings owns at least 10% of the outstanding shares of our common stock or Charles Price holds the title of our chief executive officer. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement" for additional information.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2019, 2020 and 2021, respectively. Robert Flexon and Claire Babineaux-Fontenot will be assigned to Class I, Dorsey "Ron" McCall, Charles Price and Jack A. Blossman, Jr. will be assigned to Class II, and Stephen Tritch, Brian Ferraioli and Mark Spender will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Director Independence

The board of directors is in the process of reviewing the independence of our directors using the independence standards of the NYSE. Currently, we anticipate that our board of directors will determine that Ms. Babineaux-Fontenot and Messrs. Blossman, Ferraioli, Flexon, Spender and Tritch are independent within the meaning of the NYSE listing standards currently in effect, and Ms. Babineaux-Fontenot and Messrs. Ferraioli and Flexon are independent within the meaning of Section 10A-3 of the Exchange Act.

Committees of the Board of Directors

Audit Committee

We will establish an audit committee prior to the completion of this offering. Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and listing standards of the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our audit committee consists of Brian Ferraioli, Claire Babineaux-Fontenot and Robert Flexon, who are independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and the NYSE or market standards.

Compensation Committee

We will establish a compensation committee prior to completion of this offering. We anticipate that the compensation committee will consist of three directors, Robert Flexon, Brian Ferraioli and Mark Spender, all of whom will be "independent" under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC, the PCAOB and NYSE or market standards.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance prior to completion of this offering. We anticipate that the nominating and corporate governance committee will consist of three directors, Claire Babineaux-Fontenot, Jack A. Blossman, Jr. and Mark Spender, all of whom will be "independent" under the rules of the SEC, the Sarbanes-Oxley Act of 2002 and the NYSE. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and NYSE standards.

(3) For Mr. Price and Mr. Kramer, the amount in this column reflects employee contributions to the 401(k) Plan (as defined below), reimbursement for a vehicle lease and club membership dues during fiscal year 2017. For Mr. McCall, the amount in this column reflects a vehicle allowance. For additional information on the 401(k) Plan, see "—Other Benefits." The following table reflects the types and amounts of allowances and reimbursements included in this column:

Executive Officer	Vehicle Allowance or Value of Vehicle Lease Reimbursement ($)	Club Membership Dues Reimbursement ($)	Employer Contributions to 401(k) Plan ($)
Charles Price	23,852	6,840	8,100
Bruce Kramer	21,058	5,281	8,100
Dorsey Ron McCall	5,600	—	—

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table reflects information regarding outstanding Incentive Units held by our named executive officers as of December 31, 2017.

Name	Option Awards[1]			
	Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable[2]	Option Exercise Price($)	Option Expiration Date
Charles Price				
Series C Profits Units	—	—	—	—
Bruce Kramer				
Series C Profits Units	20	80	N/A	N/A
Dorsey Ron McCall				
Series C Profits Units	350	—	N/A	N/A

(1) This table reflects information regarding Charah Management Incentive Units and Allied Power Holdings Incentive Units that were outstanding as of December 31, 2017. See "—Additional Narrative Disclosures—Incentive Units" below for additional information regarding the treatment of the Incentive Units in connection with our corporate reorganization and this offering. Additional information regarding the Incentive Units is also provided in footnote (2) to the 2017 Summary Compensation Table above.

(2) Awards reflected as "Exercisable" are Incentive Units subject to time-based vesting that have vested while awards reflected as "Unexercisable" are Incentive Units subject to time-based vesting that have not yet vested.

Additional Narrative Disclosures

Base Salary

Each named executive officer's base salary is a fixed component of compensation that does not vary depending on the level of performance achieved. Base salaries are determined for each named executive officer based on his or her position and responsibility. Our board of directors reviews the base salaries for each named executive officer annually as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, our board of directors considers individual and company performance over the course of the applicable year. Pursuant to each of Mr. Price's and Mr. Kramer's amended employment agreements, the base salary for the 2018 fiscal year is $800,000 and $450,000, respectively.

2017 Bonus Plan

Our named executive officers participated in our 2017 Bonus Plan, which awarded our named executive officers a bonus calculated as a percentage of their base salary based on the achievement of a combination of company-wide, site-specific and individual performance goals, including but not limited to profitability, engagement improvement, safety, environmental compliance and customer service. Actual payment of the bonuses under this plan is at the discretion of our board of directors. Mr. McCall received an annual bonus pursuant to the terms of his employment agreement, which is based on company-specific performance goals. Additionally, Mr. McCall is entitled to an annual bonus based on the performance of the Nuclear Services offering. Pursuant to each of Mr. Price's and Mr. Kramer's amended employment agreements, the target annual bonus is 100% and 60% of their annual base salary, respectively.

Incentive Units

Set forth below is a discussion of the Charah Management Incentive Units and Allied Power Holdings Incentive Units. In connection with the corporate reorganization described in this prospectus, the Management Members will receive shares of common stock in exchange for the contribution to us of their Incentive Units. For additional information, please see "Corporate Reorganization—Existing Owners' Ownership."

Charah Management Incentive Units

Certain of our employees, including certain of our named executive officers, previously received Charah Management Incentive Units granted pursuant to the Charah Management Incentive Unit Plan. The Charah Management Incentive Units are intended to constitute "profits interests" and represent actual (non-voting) equity interests that had no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to gain value only after the underlying assets realize a certain level of growth and return to those persons who hold certain other classes of equity. The Charah Management Incentive Units are subject to time-based vesting and vest in five equal installments on each of the first five anniversaries of the date of grant of such award. The Charah Management Incentive Units granted to certain of the named executive officers on February 1, 2017, vest, or did vest, in equal installments on February 1 of each of 2018, 2019, 2020, 2021 and 2022, subject to the applicable named executive officer's continued employment through each vesting date. In connection with the corporate reorganization and this offering, the holders of Charah Management Incentive Units will receive shares of common stock in exchange for the contribution to us of their Charah Management Incentive Units.

Allied Power Holdings Incentive Units

Certain of our employees, including certain named executive officers of Charah Solutions, previously received Allied Power Holdings Incentive Units granted pursuant to the Allied Power Holdings Incentive Unit Plan. The Allied Power Holdings Incentive Units are intended to constitute "profits interests" and represent actual (non-voting) equity interests that had no liquidation value for U.S. federal income tax purposes on the date of grant but are designed to gain value only after the underlying assets realize a certain level of growth and return to those persons who hold certain other classes of equity. The Allied Power Holdings Incentive Units were vested immediately upon the date of grant of such award. In connection with the corporate reorganization and this offering, holders of the Allied Power Holdings Incentive Units will receive shares of common stock in exchange for the contribution to us of their Allied Power Holding Incentive Units.

Other Benefits

We currently maintain a plan intended to provide benefits under section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan permits employees to contribute portions of their base compensation into a retirement account. We make a flat contribution to each employee's 401(k) account equal to 3.0% of each employee's annual base salary.

Executive's substantial and sustained failure or refusal to perform the Executive's material duties or responsibilities to the Company Group (as defined in each employment agreement) or to follow the lawful directives of the board of managers (other than as a result of death or Permanent Disability), (iii) misappropriation (or attempted misappropriation) by the Executive of any of our assets or business opportunities or any other member of the Company Group, (iv) the Executive's conviction of or pleading guilty or nolo contendere to any felony or any crime involving moral turpitude, (v) the Executive's failure to cooperate in any material way with any audit or investigation of the business or financial practices of the Company Group, (vi) the Executive's performance of any act of theft, embezzlement, fraud, malfeasance, dishonesty or misappropriation of the our property, (vii) the Executive's material breach of his respective employment agreement, the Charah Management limited liability company agreement, or any other non-competition, non-solicitation, confidentiality, non-disparagement or other restrictive covenant provisions relating to any member of the Company Group by which the Executive may be bound, or any other agreement between the Executive, on the one hand, and a member of the Company Group, on the other hand, (viii) the Executive's material violation of the our lawful code of conduct or other written policy (so long as the Executive has been provided a copy of such code or policy and has been given a reasonable opportunity to cure such violation, if such violation is curable) or (ix) the Executive's deliberate misconduct that is reasonably likely to be materially damaging to any member of the Company Group.

For purposes of Mr. McCall's employment agreement, "Cause" means (i) the violation by the Executive, without the consent or knowledge of the individual he ordinarily reports to or our governing body, of any law or regulation which materially affects our business, (ii) the violation by the Executive of any of our written policies, including in our employee handbook, if the Company has announced that such a violation will be treated generally as a cause for termination, (iii) the embezzlement of our funds, those of our affiliates or of their respective customers or vendors by the Executive, (iv) the Executive's misappropriation or theft of any of our property or that of our affiliates or of their respective customers, which is not *de minimus* or the result of inadvertent mistake, (v) the engaging by the Executive in any willful misconduct or gross negligence, which injures or could reasonably be expected to injure in a material respect our or our affiliates' reputation, business or business relationships, (vi) the Executive's conviction or, or plea of guilty to or admission of a felony or actions that constitute a felony, (vii) the Executive's breach of the employment agreement with regard to certain covenants relating to intellectual property and confidentiality due to willful misconduct or gross negligence, (viii) the Executive's refusal to perform diligently, reasonably and in good faith his lawful duties and obligations as set forth in the employment agreement, which refusal is a breach of the employment agreement and has a material adverse effect on us, or (ix) the Executive's refusal to comply with the lawful and reasonable written direction of our board of managers; *provided, however,* that with respect to the above clauses (viii) and (ix), the Executive has first been given written notice thereof and an opportunity to cure, which cure is not effected in all material respects within thirty (30) days thereafter; and, *provided further*, that no such written notice need be given upon the second occurrence of such breach or default within one (1) year of the first. A termination for Cause shall not take effect until a termination notice is given to the Executive following a determination by our governing body that, in its good faith and reasonable judgment, grounds for termination of the Executive for Cause exist.

For the purposes of Mr. Price's employment agreement, "Good Reason" means, without Mr. Price's consent, (i) a material and ongoing diminution in Mr. Price's title, duties or responsibilities, (ii) a reduction in his base salary below the level of such base salary on the effective date of the employment agreement, (iii) the relocation of his principal place of employment in Louisville, Kentucky more than seventy-five (75) miles from its current location, (iv) a "Change of Control" as that term is defined in the limited liability company agreement of Charah Management LLC; (v) a material adverse change in benefits (which, for the avoidance of doubt, shall not include any change related to any annual bonus) or perquisites; or (vi) any other material breach of a provision of his employment agreement by us, *provided*, that none of the foregoing events shall constitute Good Reason unless we fail to cure such event within thirty (30) days after receipt from the Executive of written notice of the event which constitutes Good Reason, which written notice shall give reasonable specificity in the nature of the circumstances determined by the Executive in good faith to constitute Good Reason; and *provided, further*, entirety by reference to the final 2018 Plan once adopted, a copy of which in substantial form has been filed as an exhibit to this registration statement.

Share Reserve

We have reserved 3,210,875 shares of our common stock for issuance under the 2018 Plan. In addition, the following shares of our common stock will again be available for grant or issuance under the 2018 Plan:

- shares subject to awards granted under the 2018 Plan that are subsequently forfeited or cancelled;

- shares subject to awards granted under the 2018 Plan that otherwise terminate without shares being issued; and

- shares surrendered, cancelled or exchanged for cash (but not shares surrendered to pay the exercise price or withholding taxes associated with the award).

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2018 Plan.

Term

The 2018 Plan terminates ten years from the date our board of directors approved the plan, unless it is terminated earlier by our board of directors.

Award Forms and Limitations

The 2018 Plan authorizes the award of stock options, stock appreciation rights, restricted stock, performance awards, other cash-based awards and other stock-based awards.

Eligibility

Only employees, consultants and board members of us and our affiliates are eligible to receive awards under the 2018 Plan. The Board or committee delegated such authority by the Board determines who will receive awards, and the terms and conditions associated with such award.

Administration

The 2018 Plan will be administered by our compensation committee. The compensation committee has the authority to construe and interpret the 2018 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2018 Plan may be made subject to "performance conditions" and other terms.

Stock Options

The 2018 Plan provides for the grant of ISOs only to our employees. All options other than ISOs may be granted to our employees, directors and consultants. The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Options granted under the 2018 Plan may be exercisable at such times and subject to such terms and conditions as the compensation committee determines. The maximum term of options granted under the 2018 Plan is 10 years (five years in the case of ISOs granted to 10% or more stockholders).

CORPORATE REORGANIZATION

Charah Solutions was formed as a Delaware corporation in January 2018. Following this offering and the corporate reorganization described below, we will be a holding company and our only material assets will consist of membership interests in Charah Management and Allied Power Holdings. Through our ownership of Charah Management and Allied Power Holdings, we will own the outstanding equity interests in Charah, LLC and Allied Power Management, LLC, the subsidiaries through which we will operate our business.

Pursuant to the terms of certain reorganization transactions that will be completed immediately prior to the closing of this offering, (a) (i) CEP Holdings will contribute all of its interests in Charah Management and Allied Power Holdings to us in exchange for 4,986,113 shares of common stock, (ii) Charah Holdings will contribute all of its interests in Charah Management and Allied Power Holdings to us in exchange for 18,962,363 shares of common stock, (iii) Charah Management Holdings will contribute all of its interests in Charah Management and Allied Power Holdings to us in exchange for 982,087 shares of common stock and (iv) Allied Management Holdings will contribute all of its interests in Charah Management and Allied Power Holdings to us in exchange for 442,885 shares of common stock, (b) each of Charah Management Holdings and Allied Management Holdings will distribute the shares of common stock received by them pursuant to clause (a) to their respective members in accordance with the respective terms of their limited liability company agreements and (c) Charah Holdings will distribute a portion of the shares of common stock it received in clause (b) above to certain direct and indirect blocker entities which will ultimately merge into us, with us surviving, and the BCP Energy Services Funds will receive 8,972,990 shares of our common stock as consideration in the mergers.

In addition, in exchange for the contribution of their profits interests in Charah Management Holdings and Allied Management Holdings to us, we will issue to the Management Members 1,441,189 shares of common stock (based on the midpoint of the price range set forth on the cover page of this prospectus) at the closing of this offering, of which 1,080,889 will be subject to time based vesting conditions, as well as performance vesting conditions that include metrics based off specified EBITDA targets and achievement of certain safety metrics, also referred to herein as the Management Reorganization Consideration. The number of shares of common stock to be received by the Management Members with respect to the Management Reorganization Consideration will be calculated using an implied valuation of the Management Members historical profits interests based on the initial public offering price of the common stock offered hereby. See "Corporate Reorganization—Existing Owners' Ownership."

After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters' option to purchase additional shares is not exercised, the Existing Owners will, collectively, own 24,755,813 shares of common stock, representing 77.1% of our capital stock (of which, (i) BCP will own, directly or indirectly, approximately 52.6% of the total issued and outstanding common stock, (ii) CEP Holdings will own approximately 15.5% of the total issued and outstanding common stock and (iii) the Management Members, collectively, will own approximately 8.9% of the total issued and outstanding common stock.

If the underwriters' option to purchase additional shares is exercised in full, the Existing Owners will, collectively, own 23,668,786 shares of common stock, representing 73.7% of our capital stock (of which, (i) BCP will own, directly or indirectly, approximately 49.2% of the total issued and outstanding common stock, (ii) CEP Holdings will own approximately 15.5% of the total issued and outstanding common stock and (iii) the Management Members, collectively, will own approximately 8.9% of the total issued and outstanding common stock.

In connection with the closing of this offering, we intend to make awards of restricted common stock to certain of our non-executive employees in an aggregate amount of 223,994 (based on the midpoint of the price range set forth on the cover page of this prospectus).

The ownership percentages above assume an initial public offering price of $17.00 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of shares of common stock to be issued to the Management Members with respect to the Management Reorganization Consideration. See "Corporate Reorganization—Existing Owners' Ownership."

Simplified Ownership Structure After Giving Effect to this Offering[1]



(1) See "—Existing Owners' Ownership."
(2) CEP Holdings, Inc. is owned by Charles Price and certain affiliated entities.
(3) BCP's ownership is held through Charah Holdings and the BCP Energy Services Funds.
(4) Includes (i) our operating subsidiaries, Ash Management Services, LLC and Green Meadow, LLC, (ii) our 50% interest in our equity method investment and (iii) our 67% interest in Ash Venture LLC.
(5) Includes our operating subsidiaries, Allied Power Services, LLC, Allied Plant Services, LLC and Allied Power Resources, LLC.

Existing Owners' Ownership

The table below sets forth the percentage ownership of our Existing Owners prior to this offering and after the consummation of this offering.

Existing Owners[1]	Percentage Ownership Prior to this Offering[4]	Percentage Ownership After this Offering[4]
BCP	70.7	52.6
CEP Holdings	18.6	15.5
Management Member Executive Officers[2]	3.8	3.2
Other Management Members[3]	6.9	5.7

(1) The number of shares of common stock to be issued to our Existing Owners is based on the implied valuation immediately prior to this offering, based on an initial public offering price of $17.00 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease of the assumed initial public offering price will result in an increase or decrease in the number of shares of common stock received by the Management Members with respect to the Management Reorganization Consideration and the total amount of shares of common stock after completion of this offering. At an assumed public offering price of $17.00 (the midpoint of the range set forth on the cover of this prospectus), the Management Members will receive 1,441,189 shares of common stock with respect to Management Reorganization Consideration. A $1.00 increase (decrease) in the assumed common stock price would increase (decrease) the aggregate number of shares to be received by our Management Members with respect to the Management Reorganization Consideration by 16,996 (19,122) shares of common stock.

(2) Includes Messrs. Bruce Kramer, Dorsey Ron McCall and Scott Sewell. A $1.00 increase (decrease) in this assumed common stock price would increase (decrease) the aggregate number of shares of common stock to be received by the Management Members that serve as our executive officers with respect to the Management Reorganization Consideration by 7,814 (8,793) shares of common stock, including (i) 1,082 (1,218) shares of common stock held by Mr. Kramer, (ii) 5,650 (6,357) shares of common stock held by Mr. McCall and (iii) 1,082 (1,218) shares of common stock held by Mr. Sewell.

(3) A $1.00 increase (decrease) in this assumed common stock price would increase (decrease) the aggregate number of shares of common stock to be received by the nonexecutive Management Members by 9,182 (10,329) shares of common stock.

(4) Totals may not sum or recalculate due to rounding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Master Reorganization Agreement

In connection with this offering, we will enter into a master reorganization agreement with certain Existing Owners to effectuate the corporate reorganization transactions described under "Corporate Reorganization." Pursuant to the terms of the master reorganization agreement, the Existing Owners will contribute all of their equity interests in Charah Management and Allied Power Holdings to us in exchange for shares of our common stock. For additional information, please see "Corporate Reorganization." In connection therewith, we have agreed to indemnify Charah Holdings, CEP Holdings and any of their respective affiliates and directors, officers, partners, employees, members, managers, equityholders, agents and representatives to the fullest extent permitted by applicable law against liabilities that may incur as a result of acting as a direct or indirect director, officer, partner, employee, member, manager, equityholder, agent, representative or affiliate of Charah Management, Allied Power Holdings or any their respective subsidiaries.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners, pursuant to which we may be required to register the sale of common stock owned by certain of the Existing Owners. Under the registration rights agreement, BCP will have the right to request that we register the sale of common stock held by it, including the right to require us to make available a shelf registration statement and conduct underwritten offerings, subject to certain limitations. The registration rights agreement gives BCP "piggyback" registration rights under certain circumstances. Additionally, CEP Holdings will receive the right to register and offer its common stock pursuant to an underwritten offering on one occasion. The registration rights agreement also includes certain customary indemnification and contribution and allocation of expenses provisions.

Stockholders' Agreement

In connection with this offering, we will enter into a stockholders' agreement with certain of the Existing Owners. Among other things, the stockholders' agreement provides BCP with the right to nominate a number of directors in a proportionate amount to the number of shares of common stock that it holds, as follows: (i) a majority of the directors as long as BCP owns at least 50% of our common stock; (ii) at least 40% of the directors as long BCP owns at least 40% but less than 50% of our common stock; (iii) at least 30% of the directors as long as BCP owns at least 30% but less than 40% of our common stock; (iv) at least 20% of the directors as long as BCP owns at least 20% but less 30% of our common stock; and (v) at least 10% of the directors as long as BCP owns at least 5% but less than 20% of our common stock. The stockholders' agreement also provides CEP Holdings with the right to nominate Charles Price as a director, so long as CEP Holdings owns at least 10% of the outstanding shares of our common stock or Charles Price holds the title of our chief executive officer. In addition, the stockholders' agreement provides for a 365-day lock-up period for certain members of management.

Historical Transactions with Affiliates

C4 Lease Agreement

Circle Four, Inc. ("C4"), an entity majority owned by a trust controlled by a stockholder of CEP Holdings, stored machinery and equipment for the Company. Rental expense of $21 thousand was incurred during 2016. C4 owed the Company $216 thousand at December 31, 2016. The lease was terminated in December 2016.

Amended and Restated Office Lease Agreement

We rent our corporate office, housing at work sites and a condo from Price Real Estate, LLC ("Price Real Estate"), an entity indirectly owned by Charles Price, our President and Chief Executive Officer. The lease for the corporate office is a triple net lease, requiring monthly payments of $36 thousand (increasing by the consumer price index each year commencing June 1, 2013) through May 31, 2020. Rental expenses of $453 thousand, $638 thousand and $501 thousand were incurred during 2017, 2016 and 2015, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors;

- each of the selling stockholders;

- each of our named executive officers; and

- all of our directors, director nominees and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, selling stockholders, directors, director nominees or executive officers, as the case may be. The table below does not reflect any shares of common stock that directors, director nominees and executive officers may purchase in this offering through the directed share program described under "Underwriting—Directed Share Program." Unless otherwise noted, the mailing address of each listed beneficial owner is 12601 Plantside Dr., Louisville, Kentucky 40299.

| | Shares Beneficially Owned Prior to the Offering[1][2] | | Shares of Common Stock Being Offered | Shares Beneficially Owned After the Offering | |
| | | | | Common Stock | |
	Number	%		Number	%
Selling Stockholders and Other 5% Stockholders:					
Charah Holdings, LP[3]	9,989,373	37.2	1,084,588	8,904,785	27.7
BCP Energy Services Fund-A, LP[3]	8,735,771	33.4	948,480	7,787,291	24.3
BCP Energy Services Executive Fund, LP[3]	237,219	*	25,756	211,756	*
CEP Holdings, Inc.[4]	4,986,113	18.6	—	4,986,113	15.5
Directors, Director Nominees and Named Executive Officers:[5]					
Charles Price[6]	4,986,113	18.6	—	4,986,113	15.5
Bruce Kramer	553,754	2.1	—	553,754	1.7
Dorsey "Ron" McCall	474,053	1.8	—	474,053	1.5
Mark Spender	—	—	—	—	—
Claire Babineaux-Fontenot	—	—	—	—	—
Jack A. Blossman, Jr.	—	—	—	—	—
Brian Ferraioli	—	—	—	—	—
Robert Flexon	—	—	—	—	—
Stephen Tritch	—	—	—	—	—
Directors, Director Nominees and Executive Officers as a group (10 persons)	6,312,681	23.5		6,312,681	19.6

---

* Less than 1%.

(1) The amounts and percentages of common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person

has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock, except to the extent this power may be shared with a spouse.

(2) The number of shares to be received by our Existing Owners, and the ownership percentages, assume an initial public offering price of $17.00 per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of shares of common stock received by the Management Members with respect to the Management Reorganization Consideration and the total number of shares of common stock outstanding after completion of this offering. See "Corporate Reorganization—Existing Owners Ownership."

(3) BCP's interest is held through Charah Holdings LP, the BCP Energy Services Funds and BCP Energy Services Fund GP, LP. The general partner of Charah Holdings LP is Charah Holdings GP LLC. Charah Holdings GP LLC is owned by BCP Energy Services Fund, LP and BCP Energy Services Fund-A, LP. The general partner of both BCP Energy Services Fund, LP and BCP Energy Services Fund-A, LP is BCP Energy Services Fund GP, LP. The general partner of BCP Energy Services Fund GP, LP is BCP Energy Services Fund UGP, LLC. BCP Energy Services Fund UGP, LLC is managed by J.M. Bernhard, Jr. and Jeff Jenkins. Each of the BCP entities and Messrs. Bernhard and Jenkins may be deemed to beneficially own such shares directly or indirectly controlled, but each disclaims beneficial ownership of such shares in excess of its pecuniary interest therein. The address of each of the BCP entities and Messrs. Bernhard and Jenkins is 400 Convention Street, Suite 1010, Baton Rouge, Louisiana 70802.

(4) Charles Price is the sole stockholder and director of CEP Holdings, Inc. and, in such capacity, may be deemed to be a beneficial owner of the common stock held by CEP Holdings, Inc. The address for CEP Holdings, Inc. is 2601 Plantside Drive, Louisville, Kentucky 40299.

(5) Includes 142,108, 142,108 and 100,029 shares of common stock received by Bruce Kramer, Scott Sewell and Dorsey "Ron" McCall, respectively, received with respect to the Management Reorganization Consideration. See "Corporate Reorganization—Existing Owners Ownership."

(6) Includes 4,986,113 shares held by CEP Holdings, Inc. Mr. Price has sole voting and dispositive power over these shares.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Charah Solutions will consist of 200,000,000 shares of common stock, $0.01 par value per share, of which 32,108,754 shares will be issued and outstanding and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and bylaws of Charah Solutions does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and by-laws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting Rights. Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

Listing

We have been approved, subject to official notice of issuance, to list our common stock for quotation on the NYSE under the symbol "CHRA."

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 32,108,754 shares of common stock. Of these shares, all of the 7,352,941 shares of common stock (or 8,455,882 shares of common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by the Existing Owners will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus;

- 16,903,539 shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701;

- 18,688,811 shares will be eligible for sale upon the expiration of the 365 day management lock-up when permitted by under Rule 144; and

- 19,769,700 shares will be eligible for sale upon the satisfaction of the time and performance vesting conditions of the shares of common stock acquired by certain Management Members in connection with the corporate reorganization that are subject to restrictions when permitted under Rule 144 and once the lock-ups in bullets one and three lapse.

Lock-up Agreements

We, all of our directors, director nominees and officers, stockholders that own over 5% of our common stock and the selling stockholders have agreed not to sell any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting" for a description of these lock-up provisions.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to those who are directors, officers, employees, business associates and related persons to us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements, each person buying shares through the directed share program has agreed that, for a period of 180-days from the date of this prospectus, he or she will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of or hedge any shares purchased in the program or any securities convertible into or exchangeable or redeemable for our common stock with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements described above with respect to the underwriting agreement shall govern with respect to their purchases. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our omnibus incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares of Common Stock
Morgan Stanley & Co. LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Stifel, Nicolaus & Company, Incorporated	
Macquarie Capital (USA) Inc.	
First Analysis Securities Corp.	
Houlihan Lokey Capital, Inc.	
Total:	7,352,941

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,102,941 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional shares of common stock.

	Per Share	Total	
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:			
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $7.7 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $40,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have been approved, subject to official notice of issuance, to list our common stock on the NYSE under the symbol "CHRA."

We and all directors, director nominees and officers, stockholders that own over 5% of our common stock and the selling stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the "restricted period"):

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

- file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

- the sale of shares to the underwriters; or

- the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

<u>Directed Share Program</u>

At our request, the underwriters have reserved 5% of the shares of common stock to be issued by the Company and offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of the Company. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC") in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common stock may only be made to persons, or to the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC
Combined Statements of Income
(in thousands)

	Successor	Predecessor	
	Period from January 13, 2017 through December 31, 2017	Period from January 1 2017, through January 12, 2017	Year Ended December 31, 2016
Revenue	$421,239	$ 9,130	$265,068
Cost of sales	338,908	7,301	203,228
Gross profit	82,331	1,829	61,840
General and administrative expenses	48,495	3,170	35,170
Operating income (loss)	33,836	(1,341)	26,670
Interest expense	(14,146)	(4,181)	(6,244)
Income from equity method investment	816	48	2,703
Net income (loss)	20,506	(5,474)	23,129
Less income attributable to non-controlling interest	2,190	54	2,198
Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	$ 18,316	$ (5,528)	$ 20,931
Pro forma provision for income taxes (unaudited)	$ 6,960	$(2,101)	$ 7,954
Pro forma net income (loss) (unaudited)	$ 13,546	$(3,373)	$ 15,175
Pro forma net income (loss) (unaudited) attributable to Charah, LLC and Allied Power Management, LLC (unaudited)	$ 11,356	$(3,427)	$ 12,977
Pro forma basic and diluted income per common share (unaudited)	$ 0.35	$ (0.11)	$ 0.40

See notes to combined financial statements.

CHARAH, LLC AND ALLIED POWER MANAGEMENT, LLC

Condensed Combined Statements of Income
(dollars in thousands unless otherwise indicated)
(Unaudited)

	Successor		Predecessor
	Three Months Ended March 31, 2018	**Period from January 13, 2017 through March 31, 2017**	**Period from January 1, 2017 through January 12, 2017**
Revenue	$155,529	$58,965	$ 9,130
Cost of sales	136,430	43,235	7,301
Gross profit	19,099	15,730	1,829
General and administrative expenses	14,382	6,516	3,170
Operating income (loss)	4,717	9,214	(1,341)
Interest expense	(4,131)	(1,055)	(4,181)
Income from equity method investment	587	206	48
Net income (loss)	1,173	8,365	(5,474)
Less income attributable to non-controlling interest	367	270	54
Net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	$ 806	$ 8,095	$(5,528)
Pro forma provision for income taxes	$ 202	$ 3,076	$(2,101)
Pro forma net income (loss)	$ 971	$ 5,289	$(3,373)
Pro forma net income (loss) attributable to Charah, LLC and Allied Power Management, LLC	$ 604	$ 5,019	$(3,427)
Pro forma basic and diluted income per common share	$ 0.02	$ 0.16	$ (0.11)

See notes to condensed combined financial statements.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 18,950
FINRA filing fee	$ 23,331
NYSE listing fee	$ 25,000
Accountants' fees and expenses	$2,550,000
Legal fees and expenses	$3,000,000
Printing and engraving expenses	$ 500,000
Transfer agent and registrar fees	$ 15,000
Miscellaneous	$1,585,219
Total	$7,717,500

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.